EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of
Cheviot Savings Bank 401(k) Plan and Trust:

We consent to incorporation by reference in the Registration Statement (No. 333-190098) on Form S-8 of Cheviot Financial Corp. of our report dated June 24, 2014, relating to the statements of net assets available for benefits of the Cheviot Savings Bank 401(k) Plan & Trust as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental schedule of assets held at end of year as of December 31, 2013 which report appears in the December 31, 2013 annual report on Form 11-K of the Cheviot Savings Bank 401(k) Plan & Trust.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 24, 2014